UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                             -----------------------

                           FAMILY BARGAIN CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    306889403
                                 (CUSIP Number)
                             -----------------------

                              ROBERT M. HIRSH, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                JANUARY 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D

CUSIP NO.  306889403


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Terfin International, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

                      7      SOLE VOTING POWER

      NUMBER OF                    2,493,824
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            0

       9              SOLE DISPOSITIVE POWER

                            2,493,824

       10             SHARED DISPOSITIVE POWER

                            0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,493,824

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             35.4%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

CUSIP NO.  306889403



ITEM 1.  SECURITY AND ISSUER.

            The title of the class of equity securities of Family Bargain Corporation, a Delaware corporation (the "Company"), to which this Schedule 13D (this "Statement") relates is the Company's common stock, par value $.01 per share (the "Common Stock"). The address of the principal executive offices of the Company is 4000 Ruffin Road, San Diego, California 92123.


ITEM 2.  IDENTITY AND BACKGROUND.

            (a) This Statement is filed by Terfin International, Ltd., a British Virgin Islands international business company ("Terfin"). The principal business of Terfin is the investment and reinvestment of its resources, directly or through affiliates, in the securities of enterprises in various parts of the world, including the United States.

            Terfin is a wholly owned subsidiary of Real Limited, a British Virgin Islands international business company ("Real"). The principal business of Real is the investment of its resources in marketable securities and commodities and, through affiliates such as Terfin, in securities of other enterprises in various parts of the world.

            Real is a subsidiary of Entreprises Quilmes S.A. ("EQ"), a Luxembourg holding company whose shares, which are issued in bearer form, are listed and traded on the Paris and Luxembourg Stock Exchanges. EQ's principal business is serving as an investment holding company.

            The names of the directors and executive officers of Terfin, Real and EQ are set forth on Schedules 1, 2 and 3 hereto, respectively, which are incorporated herein by reference. No person controls or shares in the control of EQ who is not a member of its board of directors.


            (b) The address of the principal office of Terfin and Real is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The principal business address of EQ is 84, Grand-Rue, L-1660 Luxembourg. The business address of each of the other persons named in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

            (c) The present principal occupation of each individual set forth in
Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

            (d) Neither Terfin nor, to the best of its knowledge, Real, EQ or any of the directors or executive officers of Terfin, Real or EQ has been convicted







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CUSIP NO.  306889403



during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither Terfin nor, to the best of its knowledge, Real, EQ or any of the directors or executive officers of Terfin, Real or EQ has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The citizenship of each individual set forth in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR
            OTHER CONSIDERATION.

            As more fully described in Item 6 below, Terfin purchased an aggregate of 133,756 shares of Common Stock and 17,745 shares of Series A 9 1/2% Cumulative Convertible Preferred Stock ("Series A Preferred") for an aggregate purchase price of $598,000 and 4,400 shares of Series B Junior Convertible, Exchangeable Preferred Stock ("Series B Preferred") for an aggregate purchase price of $4,400,000 on January 10, 1997. Terfin obtained the funds for the purchase of such Common Stock entirely from its own resources.


ITEM 4.     PURPOSE OF TRANSACTION.

            Terfin consummated the transactions described herein in order to acquire a significant interest in the Company and for investment purposes.

            Terfin intends to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to general economic and business conditions, Terfin may retain or from time to time increase, or dispose of all or a portion of, its holdings, subject to any applicable legal or other restrictions on its ability to do so.

            In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

            Except as described above, Terfin has no plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP NO.  306889403



            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) Causing a class of securities of the Company to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered National Securities Association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act"); or

            (j)   Any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Terfin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,493,824 shares of Common Stock (including 2,314,810 shares of Common Stock issuable upon conversion of the 4,400 shares of the Series B Preferred and 45,258 shares of Common Stock issuable upon conversion of the 17,745 shares of the Series A Preferred held by Terfin), which constitutes approximately 35.4% of the 7,053,405 shares of Common Stock deemed outstanding with respect to Terfin pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

            (b) Terfin has the sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Common Stock held by Terfin.

            (c) Except as set forth herein or in Exhibits filed herewith, neither Terfin, nor to the best knowledge of Terfin, any of the persons listed in Item 2(a) has

CUSIP NO.  306889403



effected any transaction in the Common Stock of the Company within the past 60 days.

            (d) Except as set forth in this Item 5, to the best knowledge of Terfin, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of Terfin, the board of directors of EQ may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the Common Stock owned by Terfin.

            (e)   Not applicable.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
            OR RELATIONSHIPS WITH RESPECT TO SECURITIES
            OF THE ISSUER.

            Pursuant to the Securities Purchase Agreement, dated December 30, 1996 (the "Securities Purchase Agreement"), by and among the Company and the Persons (as defined therein) set forth on Schedule 2.2 thereof, the Company agreed to issue and sell to Three Cities Fund II, L.P., Three Cities Offshore II C.V. and Terfin (collectively, the "Purchasers"), and the Purchasers agreed to purchase from the Company, an aggregate of 27,000 shares of Series A Preferred. At the same time, Terfin entered into a Securities Purchase Agreement ("Stockholder Securities Purchase Agreement") with Benson A. Selzer, Joseph Eiger, John A. Selzer, Dutford Limited and Coplex Foundation (the "Selling Stockholders") pursuant to which Terfin agreed to purchase an aggregate of 133,756 shares of Common Stock and 17,745 shares of Series A Preferred for an aggregate purchase price of $598,000.

            On January 10, 1997, Terfin purchased 4,400 shares of Series B Preferred and the Purchasers deferred their obligation to purchase an aggregate of 5,000 additional shares of Series B Preferred until a date no later than February 15, 1997. The Purchasers were also granted an option to purchase from the Company, at the same price and on the same terms and conditions as the Securities Purchase Agreement, at any time up to and including 90 days from January 10, 1997, up to 5,000 additional shares of Series B Preferred. The additional 10,000 shares of Series B Preferred will be allocated among the Purchasers (and their designees) in a manner which has not yet been determined. On January 10, 1997, Terfin purchased 133,756 shares of Common Stock and 17,745 shares of Series A Preferred from the Selling Stockholders.

            In connection with the Stockholder Securities Purchase Agreement, the Selling Stockholders executed a Standstill Agreement (the "Standstill Agreement") in favor of Terfin and the other Purchasers pursuant to which the Selling Stockholders agreed that, until January 9, 2000, the Selling Stockholders shall not (i) acquire direct or indirect beneficial ownership of any shares of any class of capital stock of the







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CUSIP NO.  306889403



Company, or any debt or equity securities (including warrants and options) convertible or exchangeable into, or which may be exercised for, any class of capital stock of the Company, with or without additional cash or consideration;
(ii) directly or indirectly solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange
Act) in opposition to a recommendation of the Board of Directors (the "Board") of the Company; (iii) initiate or induce or attempt to induce or give material support to any other person to initiate, or in any other way participate in, any tender or exchange offer, for acquisition of shares of the Company or any change in control of the Company, or any proxy solicitation which relates to the Company; (iv) initiate any communication with, or respond to any communication from, any shareholder of the Company in his, her or its capacity as a shareholder if such communication relates to any of the matters set forth in
(i), (ii) or (iii) above; or (v) attempt to influence the affairs of the Company in any other manner or respect.

            The Board of the Company elected J. William Uhrig, H. Whitney Wagner and Thomas G. Weld, each of whom is a Managing Partner of Three Cities Research, Inc., to the Board of the Company. Three Cities Research, a Delaware corporation, performs investment advisory services for Terfin and its portfolio companies.

            In connection with the Securities Purchase Agreement, the Company and the Purchasers entered into the Registration Rights Agreement, dated as of January 10, 1997 (the "Registration Rights Agreement"). The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4. Pursuant to the Registration Rights Agreement, the Purchasers and any of their respective transferees to which shares of Common Stock are transferred (other than the transferee to whom such securities have been transferred pursuant to a registration statement under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the "Securities Act")) holding at least 25% of the Registrable Securities (as defined therein) have the right, subject to certain limitations set forth in the Registration Rights Agreement, to request the Company at any time to register under the Securities Act, at the Company's expense, all or part of the shares of Common Stock owned by the Purchasers and their transferees (a "Demand Registration"). The Company agreed to pay such expenses in connection with three Demand Registrations; provided that such Demand Registrations may be limited if the certain conditions set forth in Section 3(f) of the Registration Rights Agreement are satisfied. The Purchasers also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act.

CUSIP NO.  306889403



ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1                    Power of Attorney
Exhibit 2                    Securities Purchase Agreement
Exhibit 3                    Stockholder Securities Purchase Agreement
Exhibit 4                    Registration Rights Agreement
Exhibit 5                    Standstill Agreement

CUSIP NO.  306889403



                                SIGNATURE

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1997

                              TERFIN INTERNATIONAL LTD.


                              By: /s/ J. William Uhrig
                                 -------------------------------
                                 Name:  J. William Uhrig
                                 Title: Attorney-in-Fact

CUSIP NO.  306889403




                                                                      Schedule 1
                                                                      ----------

                            TERFIN INTERNATIONAL LTD.


                                                          Principal Occupation or
                                                          Employment and the Name,
                                                          Principal Business and
                                                          Address of Organization in
                           Residence                      or which such Employment is
       Name                Business Address               Conducted (if any)             Citizenship
       ----                ----------------               ------------------             -----------

Christian Baillet          243, Blvd. St. Germain         Company Director               French
Director; President        F-75007 Paris, France

Walter Knecht              Regensdorferstrasse 144        Company Director                Swiss
Director; Secretary        CH-8049, Zurich
                           Switzerland

Kurt Sonderegger           Birkenstrasse 18               Company Director                Swiss
Director                   CH-8302, Kloten
                           Switzerland


CUSIP NO.  306889403




                                                                      Schedule 2
                                                                      ----------


                                  REAL LIMITED

                                                           Principal Occupation or
                                                           Employment and the Name,
                                                           Principal Business and
                                                           Address of Organization in
                           Residence or                    which such Employment is
       Name                Business Address                Conducted (if any)            Citizenship
       ----                ----------------                ------------------            -----------

Julio E. Nunez             69 Chester Square               Company Director              Argentine
Director; President        London SWI, England

Christian Baillet          243, Blvd. St. Germain          Company Director               French
Director; Treasurer        F-75007 Paris, France

Walter Knecht              Regensdorferstrasse 144         Company Director                Swiss
Director                   CH-8049, Zurich
                           Switzerland

Kurt Sonderegger           Birkenstrasse 18                Company Director                Swiss
Authorized signatory       CH-8302, Kloten
                           Switzerland

Carlo Hoffman              84, Grand-Rue                   Company Director               Luxembourg
Secretary General          L-1660 Luxembourg








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CUSIP NO.  306889403




                                                                      Schedule 3
                                                                      ----------


                        ENTREPRISES QUILMES S.A.

                                                       Principal Occupation or
                                                       Employment and the Name,
                                                       Principal Business and
                                                       Address of Organization in
                           Residence or                which such Employment is
       Name                Business Address            Conducted (if any)             Citizenship
       ----                ----------------            ------------------             -----------
Julio E. Nunez             69 Chester Square              Company Director              Argentine
Director; President        London SWI, England

Christian Baillet          243, Blvd. St. Germain         Company Director               French
Director; CEO              F-75007 Paris, France

Peter Bemberg              31, Rue De Bellechasse         Company Director               French
Director                   F-75007 Paris, France

Charles de Montalembert    82 Blvd. Arago                 Company Director               French
Director                   F-75013 Paris, France

Alvaro Sainz de Vicuna     Calle Dr Fleming 3             Company Director               Spanish
Director                   8th Floor
                           Madrid 98036, Spain

Andre Elvinger             15 Cote d'Eich                 Attorney-at-Law              Luxembourg
Director                   1450 Luxembourg                Luxembourg
                           Gd. Duchy of Luxembourg

CUSIP NO.  306889403


                                                         Principal Occupation or
                                                         Employment and the Name,
                                                         Principal Business and
                                                         Address of Organization in
                             Residence or                which such Employment is
       Name                  Business Address            Conducted (if any)          Citizenship
       ----                  ----------------            ------------------          -----------
Paul de Ganay                57, Rue St. Dominique          Company Director               French
Director                     F-75007 Paris, France

Hans Jorg Furrer             Bleicherweg 33                 Company Director                Swiss
Director                     CH-8002, Zurich
                             Switzerland

Louis James de Viel Castel   25 bis rue de Constantine      Company Director               French
Director                     F-75007 Paris, France

Norberto Morita              TTE Genl Ricchieri 1221        Company Director              Argentine
                             Hurlingham, Buenos Aires
                             Argentina

International Advisory       Craigmuir Chambers             Company Director       British Virgin Islands
Services (IAS)               Road Town, Tortola
                             British Virgin Islands

Carlo Hoffman                84, Grand-Rue                  Company Director             Luxembourg
Secretary General            L-1660 Luxembourg

CUSIP NO.  306889403


                              EXHIBIT INDEX


Number    Document
------    --------

   1      Power of Attorney
   2      Securities Purchase Agreement
   3      Stockholder Securities Purchase Agreement
   4      Registration Rights Agreement
   5      Standstill Agreement